August 1, 2014

VIA EDGAR

Mr. Craig Wilson, Sr. Asst. Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Sykes Enterprises, Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 20, 2014
File No. 000-28274

Dear Mr. Wilson:

Reproduced below are the comments of the Division of Corporation Finance of the United States Securities and Exchange Commission (“SEC”) in its letter dated July 21, 2014, and the supplemental response of Sykes Enterprises, Incorporated (“Sykes”, “we”, “our” or the “Company”) to each comment.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 1. Business

Clients, page 8

1. We note the discussion of your master services agreement with AT&T Corporation in this filing, as well as your response in your letter dated June 13, 2012 that discusses the materiality of your agreements with AT&T at that time. In future filings, please enhance your discussion of the material terms of your master services agreement and tell us what consideration you have given to filing it. See Item 601(b)(10) of Regulation S-K.

Consistent with the Company’s response to the Staff’s similar comment contained in the Staff’s letter dated June 4, 2012, the Company has considered the materiality of the current master services agreement (“MSA”) and various individual contracts for services (referred to alternately by the Company and AT&T as “contracts for services”, “statements of work”, “SOWs” or “orders”) that it has with AT&T Services, Inc. (“AT&T”). As discussed more fully below, we have determined that the Company is not substantially dependent upon any of its individual contracts with AT&T, and that the various AT&T contracts are substantially independent of each other; therefore, none of the contracts are individually material and required to be summarized or included as an exhibit under Item 601(b)(10) of Regulation S-K.

The MSA is not, by itself, a material contract as described under Item 601(b)(10) of Regulation S-K. The MSA functions much like an exhibit to an individual contract for services that is incorporated by reference into the contract, setting out numerous boilerplate provisions such as insurance coverage requirements, privacy policies, etc., and allowing the actual contract for services to be shortened significantly. In contrast, the individual contract for services sets out the actual work to be done, the time for performance, the metrics for measuring performance, any particular requirements for the manner in which the services are to be performed, and the terms of payment for such work.

The MSA does not require the Company to perform any services for AT&T, nor does it require AT&T to pay the Company any money. It contains numerous provisions that will be deemed to be included in each contract for services to be entered into between the Company and AT&T, (i) to the extent that the provisions are applicable (many will not be applicable to particular contracts for services due to the nature or terms of the individual contract for services) and (ii) except to the extent that the contract for services contains a contrary or inconsistent provision, in which case the individual contract for services will control.

Our typical individual contract for services with AT&T contains from 30 to 60 pages of terms and conditions, and the MSA itself is 60 pages with another 46 pages of exhibits including, among others, a Supplier Code of Conduct, a Texas Code of Conduct, a Consumer Protection Policy, Business Continuity Plan Requirements, Information Security Requirements and a Vendor Expense Reimbursement Policy. The individual contracts for services are entered into from time to time as individual projects are awarded, and each is separately negotiated.

In 2013, we had 17 distinct contracts for services with AT&T, with individual business terms, conditions and metrics spread across multiple lines of business, none of which accounted for 10% or more of our revenues on either a consolidated basis or by segment. While we acknowledge that our relationship with AT&T is important, we do not have a single contract with AT&T on which we are substantially dependent.

The Company notes that the change in our disclosure relating to our AT&T contracts from that in our Form 10-Q for the quarter ended September 30, 2013 to that in our annual report on Form 10-K for the year ended December 31, 2013 (“2013 10-K”) (which added the phrase “including a master services agreement that expires in 2017 and various statements of work”), was made simply to provide a little additional information. It was not meant to be taken as a statement that the MSA was a material contract. Based on the comment from the Staff, we believe that the change may have raised questions in the minds of readers of our reports, and accordingly, we will revert to our prior disclosure.

Therefore, beginning with our next quarterly report on Form 10-Q for the quarter ended June 30, 2014, and so long as none of our AT&T contracts constitute a contract on which the Company is substantially dependent, we will change our disclosure regarding our contracts with AT&T in future filings to read (as noted in bold below, using December 31, 2013 data as an example), as follows:

“We have multiple distinct contracts with AT&T spread across multiple lines of businesses, ~~including a master services agreement that expires in 2017 and various statements of work,~~ which expire at varying dates between 2014 and 2015. We have historically renewed most of these contracts. However, there is no assurance that these contracts will be renewed, or if renewed, will be on terms as favorable as the existing contracts. Each line of business is governed by separate business terms, conditions and metrics. Each line of business also has a separate decision maker such that a loss of one line of business would not necessarily impact our relationship with the client and decision makers on other lines of business. The loss of (or the failure to retain a significant amount of business with) any of our key clients, including AT&T, could have a material adverse effect on our performance. Many of our contracts contain penalty provisions for failure to meet minimum service levels and are cancelable by the client at any time or on short notice. Also, clients may unilaterally reduce their use of our services under our contracts without penalty.”

Notes to Consolidated Financial Statements

Note 22. Income Taxes, page 90

2. Based on your disclosures on page 30, we note that the 15.9% increase in your effective tax rate during 2013 is primarily due to withholding taxes on offshore cash movements, U.S. taxation of offshore gains on derivatives and foreign exchange, tax benefits recognized in 2012 as a result of the Alpine acquisition and the fluctuations in earnings among various jurisdictions. While you describe the principal factors that contributed to the increase, it appears that you only quantify the change associated with $3.5 million in offshore withholding taxes. As such, please quantify for us and discuss the circumstances regarding the other principal factors noted in your discussion. In addition, consider revising your disclosure in future filings to provide more quantification and details regarding all of the material factors impacting your effective tax rate.

We considered the Staff’s comments and will enhance the disclosures in future filings, beginning with our next quarterly report on Form 10-Q for the quarter ended June 30, 2014. In particular, we will expand our narrative discussion of material changes to enhance the explanation of the causes underlying changes by specifically identifying the dollar amount related to each material contributing factor as well as any additional factors that may arise in the future that we consider to be material, in accordance with Item 303(a)(3) of Regulation S-K and Section III.B of SEC Release 33-8350.

Accordingly, we will revise the disclosure in Item 2. Management’s Discussion and Analysis under “Income Taxes” (as noted in bold below, using December 31, 2013 data as an example), as follows:

	Years Ended December 31,
(in thousands)	2013	2012	$ Change
Income from continuing operations before income taxes	$51,325	$45,157	$6,168
Income taxes	$14,065	$5,207	$8,858
			% Change
Effective tax rate	27.4%	11.5%	15.9%

“The increase in income taxes ~~the effective tax rate~~ in 2013 compared to 2012 is primarily due to withholding taxes on offshore cash movements of $3.5 million to take advantage of The American Taxpayer Relief Act of 2012 enacted on January 2, 2013, with retroactive application to January 1, 2012, U.S. taxation of offshore gains on derivatives and foreign exchange of $1.8 million and tax benefits recognized in 2012 related to merger and integration costs as a result of the Alpine acquisition of $1.1 million. The remaining change is due to several factors, including ~~and~~ fluctuations in earnings among the various jurisdictions in which we operate, none of which are individually material.”

3. On page 38, you indicate that you do not intend nor currently foresee a need to repatriate funds held in international operations and deemed to be permanently reinvested. However, beginning in 2011, it appears that you changed your intent to distribute earnings from foreign operations to foreign parents under IRC Sec 954. While you indicate that this Act extended the tax provisions of the Internal Revenue Code Section 954(c)(6) through the end of 2013, and permits continued tax deferral on such movements that would otherwise be taxable immediately in the U.S., the related foreign withholding taxes of $3.5 million were included in the provision for income taxes in the accompanying Consolidated Statement of Operations for the year ended December 31, 2013. In light of the change in your intent to permanently reinvest such funds, within the specific foreign jurisdictions in which those funds were held, and since it appears that the distribution of such funds to foreign parents of subsidiaries resulted in $3.5 million of withholding taxes, please tell us how you determined that you may continue to assert that undistributed foreign earnings will be permanently reinvested or that they can be remitted tax free to the U.S. as well as to other foreign jurisdictions, at each of your reporting periods.

As disclosed on page 38 in the 2013 10-K, the Company does not intend nor currently foresee a need to repatriate funds held in our international operations (“offshore”) into the U.S. These funds are deemed to be indefinitely reinvested in our foreign operations and the Company has not changed its assertion with respect to distributions of funds that would require the accrual of U.S. income tax.

We manage funds outside of the U.S. through our offshore treasury center. Offshore funds are pooled when appropriate at the offshore treasury center and are available through borrowings or capital contributions as needed to fund offshore activities such as organic or acquisitive expansion, working capital shortfalls or to satisfy legal reserve requirements. The pooling of offshore funds is accomplished either through distributions from the foreign subsidiaries or as upstream loans depending on the individual facts and circumstances of each proposed offshore cash movement.

In accordance with ASC 740-30-25-17, the Company has asserted that undistributed cumulative earnings in our foreign jurisdictions are indefinitely reinvested outside of the U.S.; thus, no U.S. income taxes have been provided thereon. Upon a change of intent to distribute those earnings to the U.S., the Company would be required to accrue U.S. income taxes (subject to an adjustment for foreign tax credits). In addition, any withholding tax assessed by the foreign subsidiary’s government is accrued at the time of the determination of the distribution. The Company’s decision to continue to assert indefinite reinvestment outside of the U.S. at each of our reporting periods is based upon our analysis of several factors, including each foreign subsidiary’s intent and ability to indefinitely reinvest its undistributed earnings, operating plans for the foreign subsidiary and its parent, budgets and forecasts, long-term liquidity and investment strategies, working capital requirements, capital improvement programs, foreign government restrictions on distributions of earnings and tax consequences of a remittance. If we should require more cash in the U.S. than is provided by our domestic operations, we could elect to raise capital in the U.S. through additional borrowings or debt/equity issuances.

While the Company continues to assert that its undistributed cumulative foreign earnings are indefinitely reinvested outside of the U.S., there have been and may continue to be changes in circumstances where significant events result in a change in the reinvestment assertion at the local jurisdictional level without calling into question future assertions regarding the Company’s intent and ability to reinvest indefinitely. Since IRC Sec 954(c)(6) was temporarily available through the end of 2011 and 2013, we considered the extensions and expirations to be significant changes in circumstances as discussed in ASC 740-30-25-19. Accordingly, the Company reevaluated its offshore capital allocation strategy and correspondingly, its determination regarding the undistributed earnings of certain of the foreign subsidiaries but only with respect to distributions to the offshore treasury center.

While IRC Sec 954(c)(6) allowed the Company to execute offshore cash movements from various foreign operations to their foreign parents without U.S. income tax implications in 2011 and 2013, withholding taxes on these cash movements were assessed by certain of the foreign governments. As a result, the Company incurred withholding tax of $3.5 million in 2013 and $2.7 million in 2011. These offshore cash movements have not impacted the Company’s assertion regarding indefinite reinvestment outside of the U.S. When IRC Sec 954(c)(6) is not in effect, the Company does not initiate offshore cash movements that would result in U.S. income taxes.

4. On page 91, you indicate that the determination of any unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries that are essentially permanent in nature is not practicable. In this regard, we note that have changed your intent to permanently investment funds in certain foreign subsidiaries during each of your reporting periods. As such, please tell us if there are any specific reasons for describing these investments in foreign subsidiaries as “essentially permanent in nature,” instead of as permanent in nature or indefinitely invested. Also, in light of the change in your intent to permanently reinvest funds in specific jurisdictions, tell us why it was impracticable to estimate the unrecognized deferred tax liability in prior periods.

In response to the Staff’s comment, we described the investments in foreign subsidiaries as “essentially permanent in nature” on page 91 in the 2013 10-K based on the phrase “essentially permanent in duration” referenced in ASC 740-30-25-18(a). In future filings, the Company will modify the disclosure by replacing “essentially permanent in nature” with “essentially permanent in duration” in accordance with this standard.

With respect to the requirements of ASC 740-30-50-2(c), we determined that it was not practicable to estimate the amount of the unrecognized deferred tax liability due to the complexity of the multi-national tax environment in which the Company operates, inherent intricacies related to the computation of inside/outside basis differences in multiple taxing jurisdictions with differing currencies and tax regulations, the difficulty inherent in estimating the timing of a hypothetical distribution and the complication of computing foreign tax credits. These complexities are further compounded by the challenges created by quantifying the impact of multiple acquisitions, sales, dissolutions and restructurings that have occurred over time. Accordingly, in 2011, 2012 and 2013, it was not practicable to estimate the amount of the unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries deemed to be essentially permanent in duration. When IRC Sec 954(c)(6) was extended in 2011 and 2013 with retroactive impact to 2012, foreign to foreign cash movements of current and prior earnings resulted in zero U.S. taxation as the funds were not distributed to the U.S. and therefore, there was no associated unrecognized deferred tax liability to calculate or disclose.

To further clarify why the Company believes it is not practicable to determine the amount of unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries, we will enhance our disclosure in future filings to include “…not practicable due to the inherent complexity of the multi-national tax environment in which we operate” as disclosed on pages 16 and 41 in the 2013 10-K.

In future filings, beginning with our next quarterly report on Form 10-Q for the quarter ended June 30, 2014, we will revise the disclosure in the Notes to the Condensed Consolidated Financial Statements under “Income Taxes” (as noted in bold below), as follows:

“~~Generally,~~ Earnings associated with the investments in the Company’s foreign subsidiaries are considered to be indefinitely reinvested outside of the U.S. Therefore, a U.S. provision for income taxes on those earnings or translation adjustments has not been recorded, as permitted by criterion outlined in ASC 740 “Income Taxes.” Determination of any unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries that are essentially permanent in duration ~~nature~~ is not practicable due to the inherent complexity of the multi-national tax environment in which the Company operates.”

The 2013 10-K disclosure in the Notes to the Consolidated Financial Statements under “Income Taxes” (as noted in bold below), would have been as follows:

“Except as previously mentioned, a provision for income taxes has not been made for the undistributed earnings of foreign subsidiaries of approximately $376.8 million at December 31, 2013, as the earnings are indefinitely ~~permanently~~ reinvested in foreign business operations. Determination of any unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries that are essentially permanent in duration ~~nature~~ is not practicable due to the inherent complexity of the multi-national tax environment in which the Company operates.”

5. On page 92, you indicate that in some jurisdiction, the tax holidays expire without possibility of renewal. While you expect to renew tax holidays in other jurisdictions, you indicate that there are no assurances from the respective foreign governments that they will renew them and, as such, this could potentially result in future adverse tax consequences. As such, tell us whether you have any potential plans for funds deemed to be permanently reinvested in both jurisdiction for which there is no possibility of renewals and those that you expect to renew tax holidays. In addition, tell us how you considered the actual or potential expiration of these tax holidays in your analysis that funds held in these jurisdictions are permanently reinvested. Furthermore, tell us how you determined that it is not practicable to estimate the unrecognized deferred tax liability associated with the funds held in these jurisdiction or that you cannot estimate the impact of the potential future adverse tax consequences described in your disclosure.

In response to the Staff’s comment, the occasion of a tax holiday has no bearing with respect to determinations made by the Company regarding the continuation of our operations in any jurisdiction and our decision to indefinitely reinvest current earnings of our foreign subsidiaries. Accordingly, we have no plans to change our reinvestment assertion based on the possibility of future renewals and/or expirations of tax holidays.

We do not consider the renewal or expiration of tax holidays in our analysis of whether the funds held in these jurisdictions are indefinitely reinvested. The Company has made decisions to operate in these locations for a variety of reasons, including the availability of skilled labor, the cost of that labor, client demands and other similar business reasons; not the availability of tax holidays. The Company’s decision to continue to assert indefinite reinvestment for the undistributed cumulative earnings at each of our reporting periods is based upon our analysis as discussed in our response to the Staff’s comment 3 above. Any pending renewal or expiration of tax holidays is not one of the factors considered in our analysis to determine whether funds held in these jurisdictions are indefinitely reinvested. As previously discussed in our response to the Staff’s comment 4 above, we determined that it is not practicable to estimate the amount of the unrecognized deferred tax liability for temporary differences associated with funds in these jurisdictions deemed to be indefinitely reinvested.

As disclosed on page 92 in the 2013 10-K, the Company disclosed the impact of the tax holidays on its provision for income taxes, related per diluted share amounts and that the expiration of tax holidays could result in future adverse tax consequences. We did not quantify this amount as we determined that it was not practicable to estimate the amount of the future adverse tax consequences related to the potential future expiration of tax holidays due to the difficultly in estimating critical variables such as long-term future operating results, tax regulations and rates.

However, in future filings, beginning with our next annual report on Form 10-K for the year ended December 31, 2014, unless a material change occurs in the interim, we will revise the disclosure in the Notes to the Consolidated Financial Statements under “Income Taxes” (as noted in bold below, using December 31, 2013 data as an example), as follows:

“The Company has been granted tax holidays in The Philippines, Colombia, Costa Rica and El Salvador. The tax holidays have various expiration dates ranging from 2014 through 2028. In some cases, the tax holidays expire without possibility of renewal. In other cases, the Company expects to renew these tax holidays, but there are no assurances from the respective foreign governments that they will renew them. This could potentially result in future adverse tax consequences in the local jurisdiction, the impact of which is not practicable to estimate due to the inherent complexity of estimating critical variables such as long-term future profitability, tax regulations and rates in the multi-national tax environment in which the Company operates. The Company’s tax holidays decreased the provision for income taxes by $4.7 million ($0.11 per diluted share), $6.5 million ($0.15 per diluted share) and $7.5 million ($0.17 per diluted share) for the years ended December 31, 2013, 2012 and 2011, respectively.”

In accordance with the Staff’s request set forth in the comment letter, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions about the responses above, please feel free to contact me at 813-274-1000.

Sincerely,

Sykes Enterprises, Incorporated

By:	/s/ John Chapman
John Chapman
Executive Vice President and
Chief Financial Officer

cc: Juan Migone, Staff Accountant, Division of Corporate Finance, U.S. Securities and Exchange Commission

9